51-102F3
Material Change Report

Item 1. Name and Address of Company

37 Capital Inc. (the “Company”)
Suite 303 – 570 Granville Street
Vancouver, BC V6C 3P1

Item 2. Date of Material Change

May 15, 2023

Item 3. News Release

The news release of the Company dated May 25, 2023 was filed via SEDAR, and disseminated through Stockwatch and Bay Street News (Market News Publishing).

Item 4. Summary of Material Change

Further to the news release dated May 25, 2023, the Company has closed the non-brokered private placement financing (the “Private Placement Financing”) for gross proceeds of $150,000 through the issuance of 6,000,000 units of the Company @ $0.025 per unit.

An Insider, his private company, and a family acquired 2,600,000 units of the Private Placement Financing. The issuance of units to the Insider is considered a related party transaction subject to Multilateral Instrument 61-101.

Item 5. Full Description of Material Change

Please see the attached News Release dated May 25, 2023, as Scheduled “A” hereto.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7. Omitted Information

None

Item 8. Executive Officer

Mr. Jake H. Kalpakian, President, (604) 681-0204 ext. 6105

Item 9. Date of Report

May 25, 2023

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SCHEDULE “A”

NEWS RELEASE

Symbols:	JJJ.X - CSE
HHHEF – OTC Pink

37 Capital announces closing of the private placement

VANCOUVER, BRITISH COLUMBIA. May 25, 2023. 37 Capital Inc. (the “Company” or “37 Capital”) announces further to the Company’s news release dated December 16, 2022, the Company has closed the non-brokered private placement financing (the “Private Placement Financing”) for gross proceeds of $150,000 through the issuance of 6,000,000 units of the Company. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at the price of $0.05 per common share for a period of 5 years. All securities issued in connection with this financing include a hold period in accordance with applicable securities laws.

An Insider and a family member and through his private company, acquired an aggregate of 2,600,000 units of the Company of the Private Placement Financing. The issuance of units to the Insider is considered to be a related party transaction subject to Multilateral Instrument 61-101. 37 Capital is relying on exemptions from the formal valuation and minority shareholder approval requirements provided under section 5.5(c) and 5.7(1)(b) of Multilateral Instrument 61-101.

Early Warning Report

Pursuant to the above Private Placement Financing, Mr. Jake Kalpakian, President & CEO of the Company, a family member and through his private company, have collectively acquired 2,600,000 common shares of 37 Capital at the price of $0.025 per unit totalling $65,000. As a result of the acquisition, Mr. Jake Kalpakian now has ownership and control of 4,403,039 common shares representing approximately 37.5% of the issued and outstanding common shares of 37 Capital as at May 15, 2023, and Mr. Jake Kalpakian has ownership and control of 3,800,000 warrants representing approximately 52.8% of the issued and outstanding warrants of 37 Capital as at May 15, 2023.

Mr. Jake Kalpakian may acquire further common shares of, or dispose his holdings of common shares of, 37 Capital through the market, privately or otherwise, as circumstances or market conditions warrant.

A copy of the Early Warning Report from Mr. Jake Kalpakian has been filed with the applicable securities regulators regarding the transaction and is available on SEDAR (www.sedar.com). A copy of the Early Warning Report by Mr. Jake Kalpakian and further information may also be obtained by contacting 37 Capital or Mr. Jake Kalpakian at 604-681-0204.

For more information on the Company, please contact us at (604) 681-0204. In addition, please visit the Company’s website at www.37capitalinc.com or the CSE’s website at the following direct link http://thecse.com/en/listings/mining/37-capital-inc.

On Behalf of the Board,

37 Capital Inc.

“Jake H. Kalpakian”

Jake H. Kalpakian,

President

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.

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